Exhibit 99.3

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF GUARANTEED DELIVERY

(Not to be used for Signature Guarantee)

US $750,000,000 aggregate principal amount of 5.000% Notes due 2029
US $750,000,000 aggregate principal amount of 5.400% Notes due 2034

As set forth in the Prospectus Supplement dated October 3, 2025 (the "Prospectus Supplement") to the short form base shelf prospectus dated August 28, 2025 relating to the offering from time to time of up to US$4,500,000,000 of debt securities (the "Base Prospectus" and together with the Prospectus Supplement, the "Prospectus") of Canadian Natural Resources Limited (the "Company") in the section entitled "Exchange Offer — Guaranteed Delivery Procedures" and in the accompanying Letter of Transmittal (the "Letter of Transmittal") and Instruction 2 thereto, this form or one substantially equivalent hereto must be used to accept the Company's offer to exchange (the "Exchange Offer") up to (i) US$750,000,000 aggregate principal amount of the Company's 5.000% Notes due 2029 (the "New 2029 Notes") and (ii) US$750,000,000 aggregate principal amount of the Company's 5.400% Notes due 2034 (together with the New 2029 Notes, the "New Notes"), which have been registered under the Securities Act of 1933, as amended, for an equivalent principal amount of its issued and outstanding unregistered (i) US$750,000,000 aggregate principal amount of the Company's 5.000% Notes due 2029 (the "Initial 2029 Notes") and (ii) US$750,000,000 aggregate principal amount of the Company’s 5.400% Notes due 2034 (together with the Initial 2029 Notes, the "Initial Notes") if certificates representing any of the Initial Notes are not immediately available or time will not permit such holder's Initial Notes or other required documents to reach Computershare Trust Company, N.A, in its capacity as the exchange agent in connection with the Exchange Offer (the "Exchange Agent"), or complete the procedures for book-entry transfer, prior to 5:00 p.m., New York City time, on the Expiration Date (as defined in the Prospectus). This form may be delivered by hand or sent by overnight courier, facsimile transmission or registered or certified mail to the Exchange Agent and must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on November 4, 2025. The following table sets forth information regarding the Initial Notes and the New Notes:

Title of Series of Initial Notes	Rule 144A CUSIP/ISIN Numbers of Initial Notes	Regulation S CUSIP/ISIN Numbers of Initial Notes	Maturity Date of Initial Notes	Aggregate Amount Outstanding	Exchange Consideration	Title of Series of New Notes	CUSIP/ISIN Numbers of New Notes	Maturity Date of New Notes
5.000% Notes due 2029	136385BB6 / US136385BB60	C18478AA2 / USC18478AA20	December 15, 2029	US$750,000,000	an equal principal amount of newly issued and registered 5.000% Notes due 2029	5.000% Notes due 2029	136385BD2 / US136385BD27	December 15, 2029
5.400% Notes due 2034	136385BC4 / US136385BC44	C18478AB0 / USC18478AB03	December 15, 2034	US$750,000,000	an equal principal amount of newly issued and registered 5.400% Notes due 2034	5.400% Notes due 2034	136385BE0 / US136385BE00	December 15, 2034

Deliver to the Exchange Agent:

Computershare Trust Company, N.A

1505 Energy Park Drive

St. Paul, MN 55108

Attention: Bondholder Communications

E-mail: CCTBondholderCommunications@computershare.com
Telephone: (800)344-5128
Fax: (877) 407-4679

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OR EMAIL OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to the Company the principal amount of Initial Notes listed below, upon the terms of and subject to the conditions set forth in the Prospectus and the Letter of Transmittal and the instructions thereto, receipt of which is hereby acknowledged, pursuant to the guaranteed delivery procedures set forth in the Prospectus, as follows:

5.000% NOTES DUE 2029

Principal Amount of 5.000% Notes due 2029 Tendered (must be in minimum denominations of US$2,000 and integral multiples of US$1,000 thereafter):

Certificate(s) No(s). (if available):

Total Principal Amount Represented by Initial Note Certificate(s):

The Depository Trust Company Account Number (if the Initial Notes will be tendered by book-entry transfer):

5.400% NOTES DUE 2034

Principal Amount of 5.400% Notes due 2034 Tendered (must be in minimum denominations of US$2,000 and integral multiples of US$1,000 thereafter):

Certificate(s) No(s). (if available):

Total Principal Amount Represented by Initial Note Certificate(s):

The Depository Trust Company Account Number (if the Initial Notes will be tendered by book-entry transfer):

This Notice of Guaranteed Delivery must be signed by the undersigned exactly as its name appears on certificates for Initial Notes or on a security position listing the undersigned as the owner of Initial Notes, or by person(s) authorized to become the holder(s) of such Initial Notes by endorsements and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below.

Name of Registered Holder:

Capacity (if required):

Address of Registered Holder:

Date:

Signature:

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States, or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, guarantees that, within three New York Stock Exchange trading days after the Expiration Date, a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), together with certificates representing Initial Notes tendered hereby in proper form for transfer (or confirmation of the book-entry transfer of such Initial Notes into the Exchange Agent's account at The Depository Trust Company pursuant to the procedures for book-entry transfer set forth in the Prospectus under the caption "Exchange Offer Procedures — Procedures for Tendering") and all other documents required by the Letter of Transmittal will be deposited by the undersigned with the Exchange Agent at its address set forth above.

The institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal and Initial Notes to the Exchange Agent within the time period shown herein. Failure to do so will result in a financial loss to the undersigned.

Name of Firm	Authorized Signature

Address	Title

Name
Zip Code	(Please Type or Print)

Date
Area Code and Tel No.

NOTE: DO NOT SEND CERTIFICATES REPRESENTING INITIAL NOTES WITH THIS FORM.
CERTIFICATES REPRESENTING INITIAL NOTES SHOULD BE SENT ONLY WITH
A LETTER OF TRANSMITTAL.

INSTRUCTIONS FOR NOTICE OF GUARANTEED DELIVERY

1.	Delivery of this Notice of Guaranteed Delivery. A properly completed and duly executed copy of this Notice of Guaranteed Delivery and any other documents required by this Notice of Guaranteed Delivery must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. The method of delivery of this Notice of Guaranteed Delivery and any other required documents to the Exchange Agent is at the election and risk of the Holder and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, registered or certified mail properly insured, with return receipt requested, is recommended. In all cases sufficient time should be allowed to assure timely delivery. For a description of the guaranteed delivery procedure, see Instruction 1 of the Letter of Transmittal.

2.	Signatures of this Notice of Guaranteed Delivery. If this Notice of Guaranteed Delivery is signed by a participant of the Book-Entry Transfer Facility (as defined in the Letter of Transmittal) whose name appears on a security position listing as the owner of Initial Notes, the signature must correspond with the name shown on the security position listing as the owner of the Initial Notes. If this Notice of Guaranteed Delivery is signed by a person other than the registered Holder(s) of any Initial Notes listed or a participant of the Book-Entry Transfer Facility, this Notice of Guaranteed Delivery must be accompanied by appropriate bond powers, signed as the name of the participant shown on the Book-Entry Transfer Facility's security position listing. If this Notice of Guaranteed Delivery is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing.

3.	Requests for assistance or additional copies. Questions and requests for assistance and requests for additional copies of the Prospectus may be directed to the Exchange Agent at the address specified on the first page hereof. Holders may also contact their broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Exchange Offer.